 DOCUMENT TYPE SC 13G/A
TEXT

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment # 3

Name of Issuer: Fenix Parts, Inc.
_____________________________________________________
Title of Class
of Securities: Common Stock

CUSIP Number: 31446L100

1) NAME AND I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

Prudential Financial, Inc. 22-3703799

2.) MEMBER OF A GROUP: (a) N/A
(b) N/A

3) SEC USE ONLY:

4) PLACE OF ORGANIZATION: New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5) Sole Voting Power: 0 Not Applicable
6) Shared Voting Power: 0 Not Applicable
7) Sole Dispositive Power: 0 Not Applicable
8) Shared Dispositive Power: 0 Not Applicable

9) AGGREGATE AMOUNT BENEFICIALLY OWNED: 0 Not Applicable

10) AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES: Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.0 Not Applicable

12) TYPE OF REPORTING PERSON: HC

ITEM 1(a). NAME OF ISSUER:

Fenix Parts, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

1 WESTBROOK CORPORATE CENTER
SUITE 920
WESTCHESTER, IL 60154

ITEM 2(a). NAME OF PERSON FILING:

Prudential Financial, Inc.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

751 Broad Street
Newark, New Jersey 07102-3777

ITEM 2(c). CITIZENSHIP:

New Jersey

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). CUSIP NUMBER:

31446L100

ITEM 3. The Person filing this statement is a Parent Holding Company as defined in Section 240.13d-1(b)(1)(ii)(G) of the Securities Exchange
Act of 1934.

ITEM 4. OWNERSHIP:

(a) Number of Shares
Beneficially Owned: 0
Not Applicable

(b) Percent of Class: 0.0

(c) Powers                No. Of Shares

   -----------           --------------------

Sole power to vote or    0  Not Applicable
to direct the vote

Shared power to vote or   0  Not Applicable
to direct the vote

Sole power to dispose or  0 Not Applicable
to direct disposition

Shared power to dispose   0  Not Applicable
or to direct disposition

ITEM 5. OWNERSHIP OF 5% OR LESS OF A CLASS:

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF
ANOTHER PERSON:
Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE ULTIMATE PARENT COMPANY:

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

By signing below, Prudential Financial, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The filing of this statement should not be construed as an admission that
Prudential Financial, Inc. is, for purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of such shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief,
Prudential Financial, Inc. certifies that the information set forth in this statement is true, complete and correct.

PRUDENTIAL FINANCIAL, INC.

By: Richard Baker
Second Vice President

Date: 02/01/2018
As of: 12/31/2017

Exhibit A
--------------

ITEM 4. OWNERSHIP:

Subsidiaries

Number of Shares
Percentage

The Prudential Insurance Company of
America
IC

Prudential Retirement Insurance and Annuity Company
IC

Jennison Associates LLC
IA

PGIM, Inc.
IA

Quantitative Management Associates LLC
IA